Exhibit 12.1

Kimco Realty Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

For the six months ended June 30, 2014

Pretax loss from continuing operations before adjustment for noncontrolling interests or income loss from equity investees	$(17,015,985)

Add:
Interest on indebtedness (excluding capitalized interest)	105,233,235
Amortization of debt related expenses	2,866,715
Portion of rents representative of the interest factor	3,988,816
95,072,781

Distributed income from equity investees	125,693,676

Pretax earnings from continuing operations, as adjusted	$220,766,457

Fixed charges -
Interest on indebtedness (including capitalized interest)	$105,970,064
Amortization of debt related expenses	545,795
Portion of rents representative of the interest factor	3,988,816

Fixed charges	$110,504,675

Ratio of earnings to fixed charges	2.0